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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      ------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of April 16, 2001

                      ------------------------------------

                          TEEKAY SHIPPING CORPORATION

                       TK House, Bayside Executive Park,
                          West Bay Street & Blake Road
                            P.O. Box AP-59213, Nassau,
                                  The Bahamas
                                 (242) 502-8820
                    (Address of principal executive offices)

                      ------------------------------------

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                  Form 20-F  ___                Form 40-F  __

    [indicate by check mark whether the registrant by furnishing information contained
   in this Form is also thereby furnishing the information to the Commission pursuant to
           rule 12g3-2(b) under the Securities Exchange Act of 1934]

                         Yes  __                No  __

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--------------------------------------------------------------------------------

Please find attached as Exhibit A the Company's Proxy Statement and Notice for the 2001 Annual General Meeting of Shareholders which were mailed to shareholders on or about March 31, 2001.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                           TEEKAY SHIPPING CORPORATION

Date: April 3, 2001                        By /s/ Peter S. Antturi
                                           -------------------------------
                                           Name:  Peter S. Antturi
                                           Title: Vice-President, Treasurer
                                                  and Chief Financial Officer

                                   Exhibit A

           TEEKAY SHIPPING CORPORATION

           TK HOUSE, BAYSIDE EXECUTIVE PARK, WEST BAY STREET & BLAKE ROAD
            P.O. BOX AP-59213, NASSAU, THE BAHAMAS
[TEEKAY LOGO]
                                                           PHONE: (242) 502-8820
                                                             FAX: (242) 502-8840

March 30, 2001

Dear Shareholder:

     On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2001 Annual Meeting of shareholders (the "Annual Meeting") of Teekay Shipping Corporation (the "Company"). We hope you can join us. The Annual Meeting will be held at:

     Place:  The Royal Automobile Club,
             89 Pall Mall,
             London, England

     Date:   Monday, May 21, 2001

     Time:   9:00 a.m. (London time)

     The Notice of Annual Meeting of Shareholders and the Proxy Statement are enclosed herewith. The Proxy Statement describes the business to be transacted at the Annual Meeting and provides other information concerning the Company. The principal business to be transacted at the Annual Meeting will be (1) the election of Directors and (2) the ratification of the selection of Ernst & Young, Chartered Accountants, as the Company's independent auditors for the fiscal year ending December 31, 2001.

     The Board of Directors unanimously recommends that shareholders vote for the election of the nominated Directors and for the ratification of Ernst & Young, Chartered Accountants, as the Company's independent auditors.

     We know that many of our shareholders will be unable to attend the Annual Meeting. Proxies are therefore solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the Annual Meeting. Whether or not you plan to attend the Annual Meeting, we hope that you will have your stock represented by completing, signing, dating and returning your proxy card in the enclosed envelope as soon as possible. You may, of course, attend the Annual Meeting and vote in person even if you have previously returned your proxy card.

                                           Sincerely,

                                           /s/ Bjorn Moller
                                           BJORN MOLLER

                                           President and Chief Executive Officer

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                            TO BE HELD MAY 21, 2001

     NOTICE IS HEREBY GIVEN that the Annual Meeting of shareholders of TEEKAY SHIPPING CORPORATION (the "Company" ) will be held at The Royal Automobile Club, 89 Pall Mall, London, England at 9:00 a.m. (London time), on Monday, May 21, 2001 (the "Annual Meeting") for the following purposes:

1. To elect three (3) Directors to the Company's Board of Directors for a term of three years;

2. To ratify the selection of Ernst & Young, Chartered Accountants, as the Company's independent auditors for the fiscal year ending December 31, 2001; and

3. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

     The nominees for election as Directors are named in the enclosed Proxy Statement.

     The record date for the Annual Meeting is March 23, 2001. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof.

     ALL SHAREHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE URGED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT AS PROMPTLY AS POSSIBLE IN THE ENCLOSED ENVELOPE (WHICH REQUIRES NO ADDITIONAL POSTAGE IF MAILED IN THE UNITED STATES) IN ORDER THAT THE PRESENCE OF A QUORUM MAY BE ASSURED. THE GIVING OF SUCH PROXY DOES NOT AFFECT YOUR RIGHT TO REVOKE IT LATER OR TO VOTE YOUR SHARES IN PERSON IN THE EVENT THAT YOU SHOULD ATTEND THE ANNUAL MEETING.

                                           By Order of the Board of Directors

                                           /s/ Bruce C. Bell
                                           BRUCE C. BELL
                                           Secretary
Nassau, The Bahamas
March 30, 2001

                          TEEKAY SHIPPING CORPORATION
                        TK HOUSE, BAYSIDE EXECUTIVE PARK
                          WEST BAY STREET & BLAKE ROAD
                               P.O. BOX AP-59213
                              NASSAU, THE BAHAMAS

                                PROXY STATEMENT
                       FOR ANNUAL MEETING OF SHAREHOLDERS
                       TO BE HELD ON MONDAY, MAY 21, 2001

GENERAL

     This Proxy Statement is furnished by the Board of Directors of Teekay Shipping Corporation (the "Company") in connection with the solicitation of proxies by the Board of Directors for use at the Company's 2001 Annual Meeting of shareholders (the "Annual Meeting"), to be held at 9:00 a.m. (London time), on Monday, May 21, 2001 at The Royal Automobile Club, 89 Pall Mall, London, England. The principal executive headquarters of the Company are located at the TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59213, Nassau, The Bahamas.

     This Proxy Statement and the enclosed proxy card are first being mailed to the Company's shareholders on or about March 30, 2001.

RECORD DATE AND OUTSTANDING SHARES

     Only holders of record of the Company's common stock, par value $0.001 per share (the "Common Stock"), at the close of business on March 23, 2001, will be entitled to vote at the Annual Meeting. On that date, the Company had approximately 39,385,156 shares of Common Stock outstanding.

QUORUM AND VOTING

     Each share of Common Stock entitles the holder thereof to one vote. Under the Company's Bylaws, action may be taken on a matter submitted to shareholders only if a quorum exists with respect to such matter. In general, a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting, present in person or represented by proxy, will constitute a quorum for the Annual Meeting. However, the number of shares required to be represented at the Annual Meeting to constitute a quorum is reduced from a majority to one-third of the shares entitled to vote on a specific matter if that matter is recommended by the Continuing Directors (as defined below) or for purposes of voting on the election of Directors if all nominees are recommended by the Continuing Directors. "Continuing Directors" means the incumbent members of the Board of Directors that were members of the Board on June 15, 1999 and any persons who are subsequently elected or appointed to the Board if such persons are recommended by a majority of the Continuing Directors. The Continuing Directors have recommended for election all the nominees for Director set out in this Proxy Statement and have recommended that ratification of the selection of Ernst & Young be approved. Accordingly, the quorum for each of such matters will be one-third of the shares entitled to vote, present in person or represented by proxy.

     Shareholders are not entitled to cumulative voting rights in the election of Directors. A nominee for election to the Board of Directors will be elected by a plurality of the votes cast by shareholders entitled to vote at the Annual Meeting. In the election of Directors, any action other than a vote for a nominee will have the practical effect of voting against the nominee. For all other matters, action is approved if the votes cast in favor of the action exceed the votes cast opposing the action. Abstentions and other non-votes are counted for purposes of determining whether a quorum exists at the Annual Meeting, but are not counted for any purpose in determining whether a proposal is approved and have no effect on the determination of whether a plurality exists with respect to a given nominee. Proxies and ballots will be received and tabulated by The Bank of New York, the Company's transfer agent.

REVOCABILITY AND VOTING OF PROXIES

     A proxy delivered pursuant to this solicitation is revocable at the option of the person giving the same at any time before it is exercised. A proxy may be revoked, prior to its exercise, by delivering to the Secretary of the Company a written notice of revocation or a duly executed proxy card bearing a later date, or by attending the Annual Meeting and electing to vote in person. Attendance at the Annual Meeting, in and of itself, will not constitute a revocation of a proxy.

     If no directions are specified in a properly executed proxy, the shares covered thereby will be voted "FOR" (1) the election of each of the nominees for Directors recommended by the Board of Directors, (2) the ratification of the selection of Ernst & Young, Chartered Accountants, as the Company's independent auditors for the fiscal year ending December 31, 2001 and (3) in accordance with the discretion of the named proxy holders on any other matters properly brought before the Annual Meeting.

SOLICITATION OF PROXIES

     The accompanying proxy is solicited by and on behalf of the Board of Directors, and the entire cost of preparing, printing and mailing this Proxy Statement and the proxy solicited hereby will be borne by the Company. In addition to the use of the mails, proxies may be solicited by Directors, officers and other employees of the Company, without additional remuneration, in person or by telephone or facsimile transmission or electronic correspondence. The Company will also request brokerage firms, bank nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of the Common Stock as of the record date and will provide reimbursement for the cost of forwarding the proxy materials in accordance with customary practice. Your cooperation in promptly completing, signing, dating and returning the enclosed proxy card will help avoid additional expense.

                       PROPOSAL 1: ELECTION OF DIRECTORS

ELECTION OF DIRECTORS

     The Board of Directors consists of nine members, three of whom are due to be elected in 2001. The nominees for election in 2001 (the "Nominees") are set forth below:

         CLASS II DIRECTOR NOMINEES FOR TERMS EXPIRING IN 2004:
         Morris L. Feder
         Leif O. Hoegh
         Eileen A. Mercier

     Shares eligible to be voted, for which a properly dated and executed proxy is received by the Secretary of the Company prior to the Annual Meeting, will be voted in accordance with any choice specified. Where no choice is specified, eligible shares will be voted for each Nominee as a Director. If a Nominee becomes unable or unwilling to serve as a Director for any reason (which is not now anticipated), the named proxy holders will vote such shares for a substitute Nominee approved by the Board of Directors.

INFORMATION ABOUT THE DIRECTOR NOMINEES

     MORRIS L. FEDER (age 84) has served as a Director of the Company since June 1993. He is President of Worldwide Cargo Inc., a New York-based chartering firm. Mr. Feder has been engaged in the shipping industry in excess of 49 years, of which 43 were spent with Maritime Overseas Corporation, from which he retired as Executive Vice President and Director in December 1991. He has also served as Senior Vice President and Director of Overseas Shipholding Group Inc. and was a member of the Finance and Development Committee of its Board of Directors. Mr. Feder is a member of the American Bureau of Shipping, the Connecticut Maritime Association, and the Association of Shipbrokers and Agents USA Inc., as well as being a member of the Board of Directors of American Marine Advisors, Inc.

     LEIF O. HOEGH (age 37) was appointed as a Director in June 1999 in connection with the Company's acquisition of Bona Shipholding Ltd. He served as a Director of Bona from November 1993 to June 1999 and served as its Chairman from June 1998 to June 1999. Mr. Hoegh is Managing Director of Leif Hoegh (UK) Ltd and Vice-Chairman of Leif Hoegh and Co. ASA. He also serves as a Director of Dannebrog Rederi AS and as the Chairman of Hoegh Capital Partners, Inc.

     EILEEN A. MERCIER (age 53) has served as a Director of the Company since December 2000. Ms. Mercier has over 30 years of experience in a wide variety of financial and strategic planning positions, including Senior Vice President and Chief Financial Officer for Abitibi-Price Inc. from 1990 to 1995. Since then she has been President of Finvoy Management Inc., a management consulting firm specializing in financial strategy, mergers and acquisitions, restructuring, and corporate governance issues. She also currently serves as a Director for CGI Group Inc., Quebecor World Inc., Reko International Group Inc., and Winpak Ltd.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF ALL NOMINEES.

INFORMATION ABOUT DIRECTORS CONTINUING IN OFFICE

     BRUCE C. BELL (age 53) has served as a Director and as the Corporate Secretary of the Company since May 2000. He is the Managing Director of Oceanic Bank and Trust Limited, a private Bahamian bank, a position he has held since March 1994. Prior to joining Oceanic Bank and Trust, Mr. Bell was engaged in the private practice of law in Canada, specializing in corporate/commercial, banking and international business transactions.

     DR. IAN D. BLACKBURNE (age 55) was appointed as a Director of the Company in September 2000. Dr. Blackburne has over 25 years experience in petroleum refining and marketing, and in March 2000 he retired as Managing Director and CEO of Caltex Australia Limited, a large petroleum refining and marketing conglomerate based in Australia. He is currently serving as a Director of CSR Limited, Suncorp-Metway Ltd., and of Airservices Australia. In early 2001, Dr. Blackburne was appointed as Director and Chairman of Australian Plantation Timber Limited.

     C. SEAN DAY (age 51) has been a Director of the Company since September 1998, and has served as the Company's Chairman of the Board since September 1999. He has also been Chairman of the Board of Seagin International LLC since April 1999 and was President and Chief Executive Officer of Navios Corporation from 1989 to 1999. Navios Corporation is a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Genesee & Wyoming Inc., Kirby Corporation and Sparkling Springs Water Group. Mr. Day is also engaged as a consultant to the trust that constitutes the largest shareholder of the Company.

     THOMAS KUO-YUEN HSU (age 54) has served as a Director of the Company since June 1993. He has served 27 years with, and is presently Executive Director of, Expedo & Company (London) Ltd., which is part of the Expedo Group of Companies that manages a fleet of eight vessels, ranging in size from 20,000 dwt to 280,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988.

     AXEL KARLSHOEJ (age 60) is President of Nordic Industries, a California general construction firm with which he has served for the past 26 years. He is the older brother of the late J. Torben Karlshoej, the founder of the Company. He has served as a Director of the Company since 1989 and Chairman of the Board from June 1994 to September 1999, and Chairman Emeritus since stepping down as Chairman.

     BJORN MOLLER (age 43) became a Director and the President and Chief Executive Officer of the Company in April 1998. Mr. Moller has over 20 years experience in shipping and has served in senior management positions with the Company for more than 12 years. He has headed the Company's overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed the Company's global chartering operations and business development activities.

COMPENSATION OF DIRECTORS

     During the twelve months ended December 31, 2000, the eight non-employee Directors of the Company received, in the aggregate, approximately $120,000 for their services as Directors, plus reimbursement of their out-of-pocket expenses for the fiscal year during which they are Directors of the Company. During that same period, the Company granted an aggregate of 70,000 options to non-employee Directors with an exercise price of $23.563 per share. The options expire March 6, 2010, ten years after the date of grant.

     As at December 31, 2000, the non-employee Directors held a total of 470,000 options with exercise prices ranging from $16.875 to $33.50 per share and which expire between July 19, 2005 and March 6, 2010, ten years after each option's respective date of grant.

BOARD OF DIRECTORS' COMMITTEES AND MEETINGS

     The Board of Directors has standing Audit, Executive, Governance and Resource Committees. There is no standing nominating committee.

     The Audit Committee oversees actions taken by the Company's independent auditors. The Audit Committee consists of non-employee Directors Morris L. Feder, Leif O. Hoegh, and Eileen A. Mercier.

     The Executive Committee is responsible for items which have been broadly approved by the Board, and which are beyond the approval levels of the Chairman and CEO. The Executive Committee consists of CEO and Director, Bjorn Moller, together with non-employee Directors C. Sean Day, Morris L. Feder, and Axel Karlshoej.

     The Governance Committee is responsible for making recommendations to the Board on corporate governance issues. The Governance Committee consists of non-employee Directors Bruce C. Bell, C. Sean Day, and Eileen A. Mercier, together with the CEO and Director of the Company, Bjorn Moller.

     The Resource Committee reviews the compensation of the Company's executive officers and makes recommendations to the Board of Directors regarding compensation. The Resource Committee consists of non-employee Directors Dr. Ian
D. Blackburne, Axel Karlshoej, and Thomas Kuo-Yuen Hsu.

     The Board of Directors meets at least once per quarter.

EXECUTIVE OFFICERS

NAME                                   AGE    POSITION
----                                   ---    --------
Moller, Bjorn*.......................  43     Director, President and Chief Executive Officer
Antturi, Peter S.....................  42     VP, Treasurer and Chief Financial Officer
Glendinning, David...................  47     SVP, Customer Service & Marine Project Development
Meldgaard, Mads T....................  36     VP, Chartering
Westgarth, Graham....................  46     SVP, Marine Operations

---------------

* For information regarding Mr. Moller, see "-- Information About Directors Continuing in Office" above.

     PETER S. ANTTURI joined the Company in September 1991 as Manager, Accounting and was promoted to the position of Controller in March 1992, and to his current position of Vice President, Treasurer and Chief Financial Officer in October 1997. Prior to joining the Company, Mr. Antturi held various accounting and finance roles in the shipping industry since 1985.

     CAPTAIN DAVID GLENDINNING joined the Chartering Department of the Company's London office in January 1987. Since then, he has worked in a number of senior positions within the organization, including Vice President, Commercial Operations and Vice President, Marine and Commercial Operations. Since February 1999 he has served as Senior Vice President, Customer Service and Marine Project Development. Captain Glendinning has 18 years' sea service on oil tankers of various types and sizes and is a Master Mariner with British Class 1 Foreign Going Certificate of Competency.

     MADS T. MELDGAARD joined the Company's Chartering Department in January 1986 and served in the European and Singapore offices until December 1991, when he was appointed Chartering Manager in the Vancouver office. In January 1994, he was promoted to the position of General Manager, Chartering, and then to Managing Director (Singapore) in September 1995. In July 1998, Mr. Meldgaard became Vice President, Chartering based in Vancouver.

     CAPTAIN GRAHAM WESTGARTH joined the Company in February 1999 as Vice President, Marine Operations and was promoted to the position of Senior Vice President, Marine Operations in December 1999. Captain Westgarth has 28 years of shipping industry experience. Eighteen of those years were spent at sea, including five years in a command position. He joined the Company from Maersk Company (UK), where he joined as Master in 1987 before being promoted to General Manager in 1994.

EXECUTIVE COMPENSATION

     The aggregate compensation paid to the five executive officers listed above (the "Executive Officers") was $2,324,667 for the twelve months ended December 31, 2000, a portion of which was attributable to payments made pursuant to bonus plans of the Company, which consider both Company and individual performance for a given period. For the twelve months ended December 31, 2000, the Company also contributed an aggregate amount of $209,198 to provide pension and similar benefits for the Executive Officers.

     SUMMARY COMPENSATION TABLE. The following table sets forth certain information regarding the compensation paid in the aggregate to the Executive Officers during each of the last three fiscal periods:

                           SUMMARY COMPENSATION TABLE

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                                     ANNUAL COMPENSATION
                      --------------------------------------------------   LONG-TERM COMPENSATION AWARDS
                                                        OTHER ANNUAL       SECURITIES UNDERLYING OPTIONS
     FISCAL YEAR          SALARY          BONUS        COMPENSATION(1)                  (#)
--------------------------------------------------------------------------------------------------------------
  2000                  $1,575,624       $749,043         $209,198                    119,500
--------------------------------------------------------------------------------------------------------------
  1999(2)                 $788,808       $111,525          $44,556                    377,075
--------------------------------------------------------------------------------------------------------------
  1999(3)                 $944,044       $645,021         $132,499                    112,000
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

(1) Consists primarily of payments to provide pension and similar benefits for the Executive Officers.

(2) Nine months ended December 31, 1999; the Company changed its fiscal year end from March 31 to December 31, effective December 31, 1999.

(3) Twelve months ended March 31, 1999.

     STOCK OPTIONS GRANTED FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000. The following table sets forth certain information with respect to grants of options to purchase Common Stock of the Company made to the Executive Officers as a group during the twelve months ended December 31, 2000:

          OPTION GRANTS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
            AGGREGATE GRANTS                                                  POTENTIAL REALIZABLE VALUE
-----------------------------------------                                             AT ASSUMED
                      % OF TOTAL OPTIONS                                             ANNUAL RATES
                          GRANTED TO                                             OF STOCK APPRECIATION
NUMBER OF SECURITIES   EMPLOYEES FOR THE                                          FOR OPTION TERM(1)
 UNDERLYING OPTIONS   TWELVE MONTHS ENDED  EXERCISE PRICE                    -----------------------------
       GRANTED         DECEMBER 31, 2000       ($/SH)       EXPIRATION DATE        5%            10%
--------------------------------------------------------------------------------------------------------------
       119,500               13.4%             $23.563          3/6/10         $1,770,828     $4,487,626
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

(1) This column shows the hypothetical gains or option spreads of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full ten-year term of the options. The assumed rates of appreciation are for informational purposes only and do not represent the Company's estimate or projection of future Common Stock prices.

     AGGREGATE OPTION EXERCISES AND YEAR-END OPTION VALUES. The Executive Officers exercised an aggregate of 131,125 options during the twelve months ended December 31, 2000. The following table sets forth certain information regarding the 2000 year-end value of all options then held by the Executive Officers as a group.

                          2000 YEAR-END OPTION VALUES

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS   VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS
              AT DECEMBER 31, 2000(1)                          AT DECEMBER 31, 2000(2)
           (EXCERCISABLE/UNEXERCISABLE)                      (EXERCISABLE/UNEXERCISABLE)
-------------------------------------------------------------------------------------------------
                312,250/311,625                                 $4,913,484/$5,730,898
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) The exercisable and unexercisable options have exercise prices ranging from $16.875 to $33.50 per share.

(2) Calculated based on the difference between the option exercise prices and the market price of the Company's Common Stock of $38.00 on December 29, 2000.

PERFORMANCE GRAPH

     The following graph compares the cumulative total return to holders of the Company's Common Stock with the cumulative total return of the S&P 500 Index and the Dow Jones Marine Transportation Index for the period beginning July 19, 1995, the day of pricing the Company's initial public offering, and ending December 31, 2000. The comparison assumes that $100 was invested in the Company's Common Stock and in each of the foregoing indices, with all dividends reinvested. Past performance is not necessarily an indicator of future results. [Graph]

                                                                                 TEEKAY SHIPPING            DOW JONES MARINE
                                                      S&P 500 INDEX                CORPORATION            TRANSPORTATION INDEX
                                                      -------------              ---------------          --------------------
July 19, 1995                                           $100.00                      $100.00                     $100.00
March 31, 1996                                          $117.15                      $123.60                     $115.21
March 31, 1997                                          $137.41                      $140.05                     $130.36
March 31, 1998                                          $199.96                      $155.87                     $140.33
March 31, 1999                                          $233.47                      $ 86.18                     $ 88.67
December 31, 1999                                       $266.66                      $ 87.77                     $121.97
December 31, 2000                                       $239.62                      $213.14                     $147.75

              SECURITY OWNERSHIP OF CERTAIN OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding beneficial ownership, as of March 1, 2001, of the Common Stock by (i) each person known by the Company to beneficially own more than 5% of the Common Stock and (ii) Directors and the Executive Officers as a group. Information for certain holders is based on their latest filings with the Securities Exchange Commission or information delivered to the Company.

IDENTITY OF PERSON OR GROUP                                   SHARES OWNED    PERCENT OF CLASS
---------------------------                                   ------------    ----------------
Cirrus Trust and JTK Trust(1)...............................   17,315,690          44.16%
Fidelity Management and Research............................    3,778,740           9.64%
Neuberger Berman LLC........................................    3,351,250           8.55%
All Directors and Executive Officers as a group (13
  persons)(2)...............................................      631,275           1.58%

---------------

(1) Cirrus Trust and JTK Trust are under common supervision and own 14,427,397 shares (or 36.79%) of Common Stock and 2,888,293 shares (or 7.37%) of Common Stock, respectively.

(2) Includes 604,625 shares of Common Stock subject to stock options exercisable within 60 days after March 1, 2001. Excludes (a) 434,250 shares subject to stock options first exercisable more than 60 days after March 1, 2001, (b) approximately 1,548,408 shares of Common Stock held by Leif Hoegh & Co. ASA, an entity controlled by Leif O. Hoegh, a Director of the Company, and an additional 239,212 shares beneficially owned by Mr. Hoegh and (c) shares owned by Cirrus Trust and JTK Trust, which are under the common supervision of Axel Karlshoej and Thomas Hsu, Directors of the Company, set forth ("Certain Transactions With Related Parties") below.

                   CERTAIN TRANSACTIONS WITH RELATED PARTIES

     Approximately 44.16% of the issued and outstanding shares of Common Stock is owned by Cirrus Trust and JTK Trust, which are under the common supervision of Axel Karlshoej and Thomas Hsu, Directors of the Company, Shigeru Matsui, President of Matsui & Company, a Tokyo-based ship brokerage firm, and Arthur F. Coady, Chairman of Oceanic Bank and Trust, an affiliate of Cirrus Trust and JTK Trust. Bruce C. Bell, a Director and the Corporate Secretary of the Company, is the Managing Director of Oceanic Bank and Trust.

     In April 1993, the Company acquired all of the issued and outstanding shares of common stock of Palm Shipping Inc. (now known as Teekay Chartering Ltd.) from an affiliate of the Company for a nominal purchase price, plus an amount to be paid at a later date (up to a maximum of $5.0 million plus accrued interest), contingent upon certain future events.

              PROPOSAL 2: RATIFICATION OF SELECTION OF INDEPENDENT
                               PUBLIC ACCOUNTANTS

     The Board of Directors requests that the shareholders ratify its selection of Ernst & Young, Chartered Accountants, to examine the financial statements of the Company for the fiscal year ending December 31, 2001. Ernst & Young, Chartered Accountants, examined the financial statements of the Company for the fiscal year ended December 31, 2000.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG, CHARTERED ACCOUNTANTS, AS INDEPENDENT AUDITORS OF THE COMPANY.
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                           PROPOSALS OF SHAREHOLDERS

     Shareholder proposals intended for inclusion in the proxy materials for the Company's 2002 Annual Meeting of shareholders must be received by the Company not later than December 31, 2001. In addition, the Company's Amended and Restated Bylaws establish an advance notice procedure with regard to certain matters, including shareholder proposals to be brought before annual meetings of shareholders and nominations for Directors to be voted on at annual meetings of shareholders. All notices of proposals and nominations by shareholders that comply with the advance notice procedures should be sent to the attention of the Corporate Secretary of the Company at Teekay Shipping Corporation, TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59213, Nassau, The Bahamas.

                                 OTHER BUSINESS

     The Board of Directors does not intend to present any business at the Annual Meeting other than as set forth in the accompanying Notice of Annual Meeting of Shareholders, and has no present knowledge that any others intend to present business at the Annual Meeting. If, however, other matters requiring a vote of the shareholders properly come before the Annual Meeting or any adjournment or postponement thereof, the persons named in the accompanying form of proxy will have discretionary authority to vote the proxies held by them in accordance with their judgment as to such matters.

                                 ANNUAL REPORT

     A copy of the Company's 2000 Annual Report to Shareholders for the fiscal year ended December 31, 2000 accompanies this Proxy Statement.

                                           By Order of the Board of Directors

                                           /s/ Bruce C. Bell
                                           BRUCE C. BELL
                                           Secretary
Nassau, The Bahamas
March 30, 2001

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